Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

LTD Q&As

12/15/2004

Q. Why spin off the local telecommunications business?

A. The planned spin-off eliminates any tension between Sprint Nextel’s strategies to displace local access lines through wireless substitution and through partnerships with content providers, which conflict with the local business’s prime mission to defend against local access line erosion. Creating two companies with distinct strategies allows both companies to pursue those strategies without conflict.

Q. How will the planned spin-off of the local telecommunications business occur?

A. Following the close of the merger, Sprint Nextel intends to separate Sprint’s local telecommunications business, including consumer, business and wholesale operations, from its other businesses and then spin off this separated company to the Sprint Nextel shareholders in a transaction that is expected to be tax free. The inclusion of Sprint’s North Supply business in the spin-off will be determined at a later date.

It will have commercial operating relationships with Sprint Nextel for mobile and long distance network services and will receive certain transitional services, including corporate support functions.

Its corporate headquarters will be in Kansas City. Completion of the spin-off is subject to certain conditions, including regulatory approvals. Following the spin-off, its common stock is expected to be listed on the New York Stock Exchange.

Q. What dividend will be offered to the local telecommunications company shareholders?

A. Sprint expects to continue to pay dividends at current levels through the closing of the merger. The spun off local telecommunications business is expected to pay quarterly dividends consistent with its financial prospects. Following the completion of the merger and until completion of the spin-off, it is contemplated that Sprint Nextel will pay a reduced quarterly dividend to shareholders in amounts consistent with the dividends that the spun off local telecommunications business expects to pay. Following completion of the spin-off, it is anticipated that Sprint Nextel will cease paying dividends.

Q. Who will lead the new local company?

A. Decisions on the management team for the spun-off local business have not been made. Until a permanent leadership team is named, the existing leadership of Sprint’s local business will continue operations to deliver its strategic plan. Mike Fuller and his team, of course, will be critical players in the selection of the permanent team.

Q. What will the new local telecommunications company be called?

A. The new local telecommunications company will take on a new company name which has yet to be determined. The new organization will be a stand-alone entity with its own stock, debt, dividend and income statement. The principle we are operating under is to reconstitute the consumer, business and wholesale operations that were split up during Sprint’s recent transformation. Additionally, stand-alone corporate functions will be created as part of the new company to handle HR, finance, IT, legal, regulatory and other functions that are currently shared among all Sprint divisions.

Q. When will the spin-off occur?

A. Under the terms of the agreement between Sprint and Nextel, the merger must close before the spin-off occurs. Closing the overall merger could take anywhere from six to nine months. After the overall merger is completed, it could take another six to nine months to complete the spin-off transaction. So, in total, it could take as long as 15 months to complete the spin-off, or roughly by March of 2006.

Q. Are there any plans to expand or sell off access lines?

A. There are currently no plans to buy additional or sell-off access lines as a result of this transaction.

Q. With its relatively small scale, doesn’t the new company become a natural acquisition target?

A. The local telecommunications company would become the fifth largest local exchange carrier (LEC) in the nation, and the largest independent local provider, significantly larger than the vast majority of LECs in the country. The local telecommunications company plans to operate as a stand alone entity after the spin transaction, growing its business by bundling wireless, data and video services with its core businesses.

Q. Will the new company’s headquarters be based on Sprint’s campus?

A. The local telecommunications company will be headquartered in the Kansas City metropolitan area. A specific decision on where the local telecommunications company will be headquartered within the Kansas City area will be determined in the coming months.

Q. What happens to Sprint North Supply?

A. It has not yet been determined if Sprint North Supply will be spun off as a part of the local telecommunications company.

Q. From a product portfolio perspective, will the new company still be selling bundles of long distance, wireless and local from the same company?

A. The local telecommunications company will be an autonomous, fully capable business engaged in marketing a complete bundle of communications services, including: wireline voice and data services, wireless voice and data services and video services.

Q. In competitive markets, how will the new company be able to differentiate itself from the competition now that it will have to contract with other entities for services other than local?

A. The local telecommunications company will continue to differentiate itself by offering a complete set of high quality communication services, including voice, data, and video, on one bill, from one point of contact. No other carrier can provide the breadth of services that the local telecommunications company will offer. The local telecommunications company will enter into commercial agreements with Sprint Nextel to provide long distance and wireless services.

Q. Isn’t local telecom a declining business? What is the realistic market share an ILEC can expect to retain giving growing competition from cable and other providers?

A. The communications business is a large and growing market, with growth in video, wireless and internet services outpacing the local and long distance segments. Sprint’s local telephone business plans to grow share of wallet in these growth segments while vigorously defending share of the local and long distance businesses. In fact, for some time, Sprint’s local business has been positioning itself to minimize the impact from cable and wireless competitors by offering compelling bundles of voice, data and video services. Unlimited long distance plans, attractively priced DSL offerings and integrated wireless and wireline services are just a few of the products featured in LTD bundles, all of which promote wireline retention and reduce churn. This extends the current strategy of LTD.

Q. What planning process will be followed to develop answers to the questions we cannot answer today?

A. As you might expect at this stage of completing a deal of this size, many specific questions remain to be answered. Planning for the spun-off local business will begin in earnest upon announcement of the merger.

A transition leader and team will be named and will begin to address commercial and transition services issues as well as how we will reconstitute the local division. This process will take many months to complete and we will keep you apprised of our progress along the way.

Employee cultural issues

Q. How will the spin-off affect me as an employee of the local telecommunications division?

A. It is too early to know the impact on employees. For the near term, the spin-off will have no effect on your current compensation, benefits and employee policies. Associates should focus on Sprint’s 2005 strategies and initiatives, as they begin the New Year. Throughout the year, we will keep you advised of developments as we have information to share.

Q. Are layoffs anticipated? When? How many?

A. As the fifth largest ILEC in the United States, the local telecommunications company will offer meaningful career opportunities to its employees. It is expected that new positions will need to be created to staff functions currently shared with other Sprint divisions. Specific decisions on organizational design of the new company have yet to be made.

Q. Will an employee’s years of service at Sprint be recognized by the new company?

A. Yes. The new company will recognize the service rendered to Sprint by Sprint employees.

Q. Will employees with stock options/restricted stock in Sprint receive accelerated vesting due to the spin-off of the local telecommunications business?

A. No. The spin-off of the local telecommunications business from Sprint Nextel to the new local telecommunications company does not constitute a change in control under the Sprint stock option plan.

Q. What happens to the existing union agreements in place with the Sprint local telecommunications business when the new company is formed? Do those agreements have to be completely re-negotiated or, do the agreements remain in place until the next contract negotiations?

A. All of the existing collective bargaining agreements are between either the Communications Workers of America (CWA) or the International Brotherhood of Electrical Workers (IBEW) and a Sprint subsidiary, not Sprint. Each agreement is binding on the successor Sprint subsidiaries. Therefore, each of the existing collective bargaining agreements will remain in force.

These Questions and Answers are provided for informational use only and are subject to change at any time. No statements made in the Questions and Answers bind Sprint, Nextel, Sprint Nextel or the new local company in any manner.

“SafeHarbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended Dec. 31, 2003, and quarterly report on Form 10-Q for the quarterly period ended Sept. 30, 2004, as such reports have been amended. This message speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov, from Sprint Investor Relations at Sprint Corp., 6200 Sprint Parkway, Overland Park, KS 66251, (800) 259-3755, Option 1 or from Nextel Investor Relations at (703) 433-4300, 2001 Edmund Halley Drive, Reston, VA 20191.

Participants in Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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